[Letterhead of Pillsbury Winthrop Shaw Pittman LLP]

August 19, 2008

By EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Kristina Aberg
Tom Kluck

Re:	Saul Centers, Inc.
Form 10-K for the year ended December 31, 2007
Filed February 28, 2008 Amendment No. 1 to Proxy Statement on Schedule 14A Filed March 26, 2008
File No. 001-12254

Ladies and Gentlemen:

On behalf of our client, Saul Centers, Inc., a Maryland corporation (the “Company”), please find our responses to your letter, dated August 5, 2008 (the “Comment Letter”), with respect to the Company’s Form 10-K for the year ended December 31, 2007 and Proxy Statement for the 2008 Annual Meeting of Stockholders.

For your convenience, each of the Company’s responses is set forth next to the number corresponding to the appropriate numbered comment in the Comment Letter.

The following are the Company’s responses to the Staff’s comments.

Form 10-K

Item 2. Properties, page 25

1.	In future filings, please include the average effective annual rent per square foot for each property.

The Company has historically elected not to disclose individual average effective annual rent in its filings on Form 10-K, in large part out of concern that such disclosure could potentially be misleading to investors.

Securities and Exchange Commission

August 19, 2008

In the Company’s observation, methodologies for calculating effective rent employed by industry participants vary considerably, and effective rent figures from different issuers may not be readily comparable. As an example, the allocation of capital expenditures between base building “white box” work and tenant-specific allowances is very subjective. As many investors may attempt to compare property effective rent information for properties in a given sub-market that are owned by two different issuers, the information being compared will most likely be presented in very different manners, thus possibly leading to an unintended conclusion.

In addition, in connection with newly acquired properties (which comprise a significant portion of the Company’s operating properties, as 20% of the Company’s operating properties were acquired since 2003), the Company is concerned that there is no meaningful way to break out the components of effective rent such as leasing commissions and tenant improvements which went into leases in place at the time of acquisition. Therefore, the initial presentation of average effective rent would in this case be essentially a grossed up base rent figure. As leases expire and new leases are procured with either tenant improvements or leasing commissions, the effective rent then presented would not be comparable to the prior year’s numbers. In addition, effective rents for acquired properties would not be comparable to other of the Company’s core properties, even though many are in the same sub-markets.

Also, certain of the Company’s properties contain both full-service gross leases and triple net leases (e.g., a shopping center with a second story office component). The average effective annual rent for a property such as this would not, in the Company’s view, be a meaningful presentation.

In addition to the above concerns, providing this type of disclosure for any single tenant properties would mean disclosing individual tenant rent information, which would be harmful to the Company’s business for competitive reasons.

2.	In future filings, please include an annual schedule of lease expirations for ten years beginning with your current fiscal year. The schedule should include the number of tenants whose leases will expire, the total area in square feet covered by such leases, the annual rent represented by such leases, and the percentage of gross annual rent represented by such leases.

Securities and Exchange Commission

August 19, 2008

In future Forms 10-K, the Company will include two schedules of lease expirations, one for the Company’s office properties and one for the Company’s shopping center properties.

Item 7. Management’s Discussion and Analysis, page 35

3.	In future filings, please discuss how recent events and trends in the real estate and credit markets may affect your business and results of operations. We refer to Item 303(a)(3) of Regulation S-K. Please tell us how you intend to comply.

In future filings, the Company will include language similar to the following discussion relating to recent events and trends in the real estate and credit markets and how such events and trends may affect the Company’s business.

Although there has been a downturn in the national real estate market, to date, the effects on the office and retail markets in the metropolitan Washington, D.C. area, where the majority of the Company’s properties are located, have been minimal. However, continued deterioration in the local economies where the Company’s properties are located may lead to increased tenant bankruptcies, increased vacancies and decreased rental rates.

In addition, because of the Company’s conservative capital structure, the Company has not been significantly affected by the recent turmoil in the credit markets. First, the Company maintains a ratio of total debt to total assets of under 50%, which allows the Company to obtain additional secured borrowings if necessary. Second, as of June 30, 2008, fixed rate debt represented approximately 98% of the Company’s notes payable, thus minimizing the effect of increased interest rates on the Company’s financial condition. Third, the Company’s earliest significant fixed rate debt maturity is not until 2011. Finally, the Company has loan availability of more than $149,000,000 on its $150,000,000 unsecured revolving line of credit.

Item 15. Exhibits and Financial Statement Schedules

4.	Please file as an exhibit the Shared Services Agreement with The Saul Organization or tell us why you believe this agreement is not required to be filed.

The Company will file the Shared Service Agreement as an Item 10 exhibit to its Form 10-Q for the quarter ended September 30, 2008.

Securities and Exchange Commission

August 19, 2008

Proxy Statement on Schedule 14A

Executive Compensation

Compensation Discussion and Analysis, page 16

5.	In future filings, please significantly expand your discussion and provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for the most recently completed fiscal year. In this regard, we note the following:

•

For example, Mr. Schneider received approximately 10 percent of his total compensation in the form of a cash bonus and 10 percent from stock option awards. Please discuss how you arrived at this allocation of base salary, bonus and equity and how these elements of compensation assist you in achieving your compensation program goals.

•

Please expand your discussion of base salary and bonus awards to explain specifically how each of the factors you list was used to determine individual base salaries and bonus amounts. For example, with respect to the factor “contribution to the achievement of [y]our long-term goals,” describe each executive officer’s past and anticipated future contributions to your performance and how the committee’s evaluation of performance factored into the amount of salary awarded and the bonus percentage amount. If you establish performance targets for awarding of bonuses, disclose these performance targets and explain how they apply to each named executive officer.

•

We refer to your discussion of stock option grants on page 17. Please discuss the factors the compensation committee considered in granting equity awards to your named executive officers, how the compensation committee evaluated these factors with respect to each individual officer, and how the awards promote your long-term compensation goals. We note that three of your five named executive officer received the same amount.

Please provide this information in future filings and tell us how you intend to comply.

In future Proxy Statements, the Company will expand its Compensation Discussion and Analysis on how the Company arrived at its executive

Securities and Exchange Commission

August 19, 2008

compensation levels. Specifically, the Company will disclose the extent, if any, to which overall compensation is allocated to various components (salary, bonus and options) based on any formula-driven relationship between these components.

The Company wishes to emphasize that historically the decisions of the Compensation Committee have been based on a subjective evaluation of the various factors listed in Compensation Discussion and Analysis, without assigning any set weight to any one factor. As a result, the salary or bonus paid to any executive cannot generally be tied to his performance with respect to any one factor. In addition, the Compensation Committee takes into consideration the recommendations of the Company’s Chairman and Chief Executive Officer (who, with his affiliates, is also the Company’s largest stockholder) with respect to compensation of the Company’s other executive officers. The Chairman and Chief Executive Officer generally makes these recommendations based on his own subjective evaluation of the factors described in Compensation Discussion and Analysis, as well as his judgment as to the level and types of compensation appropriate to retain and motivate the executive officers.

Grants of Plan-Based Awards, page 19

6.	We note your disclosure that no grants of plan-based awards were made to your named executive officers in 2007. We further note your disclosure in the Outstanding Equity Awards table on page 20 that options were awarded on April 27, 2007 to each of your named executive officers, and your disclosure on page 17 that options may be awarded to your named executive officers under your 2004 Stock Option Plan. Please clarify for us pursuant to which plan, if any, the April 27, 2007 option awards were granted and why these awards should not be included in the Grants of Plan-Based Awards table.

The April 27, 2007 stock option grants were made under the 2004 Stock Option Plan, as amended. Although the grants were described in the Compensation Discussion and Analysis and included on the Summary Compensation and Outstanding Equity Awards tables, disclosure of the grants in a Grants of Plan-Based Awards table was omitted. Annex A sets forth the appropriate disclosure with respect to these option grants for 2007. The Company will include the Grants of Plan-Based Awards table in future Proxy Statements.

Securities and Exchange Commission

August 19, 2008

Nonqualified Deferred Compensation, page 22

7.	In future filings, please provide a footnote, if appropriate, to your Nonqualified Deferred Compensation Table quantifying the extent to which the amounts reported in the “Aggregate Earnings” column are reported as compensation in your Summary Compensation Table. We refer you to the Instruction to Item 402(i)(2) of Regulation S-K.

In future Proxy Statements, the Company will expand footnote #3 to its Nonqualified Deferred Compensation Table quantifying the extent to which the amounts reported in the “Aggregate Earnings” column are reported as compensation in the Company’s Summary Compensation Table.

As requested by the Staff, we are providing the following acknowledgements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at (202) 663-8187.

Thank you for your courtesy and cooperation.

Very truly yours,

/s/ Robert P. Sherley
Robert P. Sherley

Securities and Exchange Commission

August 19, 2008

Attachment

cc:	Scott V. Schneider
Thomas H. McCormick

Annex A

Grants of Plan-Based Awards

The following table sets forth information concerning grants of plan-based awards to the named executive officers during fiscal year 2007:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of	All Other Option Awards: Number of Securities		Exercise or Base Price of Option	Grant Date Fair Value of Stock and
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	Stock or Units	Underlying Options		Awards ($/Sh)	Option Awards (1)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)		(k)	(l)
B. Francis Saul II	4/27/2007	—	—	—	—	—	—	—	2,500	(2)	$54.17	$23,775
B. Francis Saul III	4/27/2007	—	—	—	—	—	—	—	2,500	(2)	54.17	23,775
	4/27/2007	—	—	—	—	—	—	—	40,000	(3)	54.17	129,849
Christopher H. Netter	4/27/2007	—	—	—	—	—	—	—	15,000	(3)	54.17	48,693
Scott V. Schneider	4/27/2007	—	—	—	—	—	—	—	15,000	(3)	54.17	48,693
John F. Collich	4/27/2007	—	—	—	—	—	—	—	15,000	(3)	54.17	48,693

(1)	Represents the aggregate grant date fair value of the stock option awards calculated in accordance with FAS 123R.
(2)	Director option awards vest immediately upon grant.
(3)	Executive officer option awards vest 25% on each anniversary of the grant date.